Filed by Gentherm Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gentherm Incorporated

Commission File No.: 000-21810

The following communication is being filed in connection with the proposed business combination between Gentherm Incorporated (“Gentherm”) and Platinum SpinCo Inc. (“SpinCo”), a wholly owned subsidiary of Modine Manufacturing Co. (“Modine”)

Gentherm and Modine Performance Technologies to Combine FAQ

All communications with investors or media will be provided as needed by Gregory Blanchette (Investor Relations) or Melissa Fischer (Communications).

Why is Gentherm combining with Modine Performance Technologies?

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This transaction accelerates the execution of our corporate strategy to expand into attractive adjacent growth markets with a broader set of complementary thermal management products and engineering capabilities, including power generation, commercial vehicle, and heavy-duty equipment.

•	The combination increases Gentherm’s scale as a company and extends our leadership, in thermal management solutions, and creates a broader platform for future growth.

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We will also benefit from product cross-selling and integration opportunities given the complementary overlap between Gentherm’s advanced product portfolio and technologies and Modine Performance Technologies’ mission-critical engineered solutions, as well as a shared focus on operational excellence.

Tell me more about Modine Performance Technologies.

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Modine Performance Technologies brings over 100 years of innovation in highly engineered, mission-critical thermal management solutions, with strengths across the commercial vehicle, heavy-duty equipment, and fast-growing power generation end markets.

•	Modine Performance Technologies is currently part of Modine. Modine will separate Modine Performance Technologies into its own company, and that company will then combine with Gentherm.

•	They have a strong global footprint in 10 countries and approximately 5,000+ employees.

•	We will benefit from Modine Performance Technologies’ deep relationships with blue-chip customers, including John Deere, Caterpillar, Volvo Construction Equipment, Stellantis, and Cummins.

•	We encourage you to learn more about Modine Performance Technologies by visiting their website at https://www.modine.com/.

What products does Modine Performance Technologies manufacture?

•	Modine Performance Technologies manufactures mission-critical products for the light vehicle, commercial vehicle, heavy-duty equipment, and fast-growing power generation end markets.

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These products include a broad range of heat exchangers, such as oil coolers, radiators, custom cooling modules, EV and ICE chillers and condensers, charge-air coolers and exhaust gas recirculation coolers.

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The engineered solutions of Modine Performance Technologies are well aligned to our four core technology platforms – Thermal Management, Air Moving Devices, Pneumatic Solutions, and Valves – and we expect to create significant cross-selling opportunities and strengthen our ability to meet the rising demand for our combined, mission-critical offerings.

28875 Cabot Drive Novi, MI 48377 | 1.248.504.0500	www.gentherm.com

Technology to the next degreeTM

How does combining with Modine Performance Technologies help us represent greater technological value?

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This combination nearly doubles the scale of Gentherm and serves as a building block that expands Gentherm’s portfolio with highly complementary thermal management products and engineering capabilities, while accelerating the Company’s access to key growth markets outside of light vehicle, including power generation, commercial vehicle, and heavy-duty equipment.

•	Together, we will further scale our thermal management solutions and expand our technologies and capabilities in precision flow management.

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The engineered solutions of Modine Performance Technologies are well aligned to our four core technology platforms – Thermal Management, Air Moving Devices, Pneumatic Solutions, and Valves – and we expect to create significant cross-selling opportunities and strengthen our ability to meet the rising demand for our combined, mission-critical offerings.

Are there synergies in manufacturing locations between Gentherm and Modine Performance Technologies?

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Modine Performance Technologies core manufacturing capabilities are very different from Gentherm’s, where they manufacture products including, but not limited to heat exchangers, thermal modules, and radiators.

•	Their core manufacturing capabilities include vacuum brazing and controlled air brazing, and they are a precision manufacturer in that front.

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The areas of opportunities that we have identified include efficiencies in Direct Materials, Indirect Purchasing, and Logistics, as well as support costs related to the overall company operating model.

•	Both companies are experts in thermal management, innovation, and precision flow management, and market leaders.

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This combination nearly doubles the scale of Gentherm and serves as a building block that expands Gentherm’s portfolio with highly complementary thermal management products and engineering capabilities, while accelerating the Company’s access to key growth markets outside of light vehicles, including power generation, commercial vehicle, and heavy-duty equipment.

Where do you see synergies in our products, technologies, and customer base?

•	This combination creates incremental value creation and commercial opportunities, including cross-selling, product innovation, and integration, as well as geographic expansion into new global markets.

•	We are bringing together two organizations with a common culture and shared focus on operational excellence.

•	We can also accelerate growth through customer access and combined innovation capabilities, and gain access to new regions.

What kind of production capabilities does Modine Performance Technologies have (e.g., molding, production of PCBAs, etc.)?

•	Our two companies each have unique operations and manufacturing capabilities.

•	Their core manufacturing capabilities include metal stamping, vacuum brazing and controlled air brazing, and they are a precision manufacturer in that front.

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Modine Performance Technologies’ core manufacturing capabilities are very different from Gentherm’s where they manufacture products including, but not limited to heat exchangers, thermal modules, and radiators.

•	Both companies are experts in thermal management, innovation, and precision flow management, and market leaders.

Technology to the next degreeTM

•	We encourage you to learn more about Modine Performance Technologies by visiting their website at https://www.modine.com/.

How did this transaction come about? Who approached whom? Was it a competitive process?

•	Last year, we started segmenting our products and creating four core platforms of Thermal Management, Air Moving Devices, Pneumatic Solutions, and Valves.

•	From there, we began building out a strong pipeline of M&A opportunities that were aligned with our platforms and had the goal of accelerating our strategy.

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We have been evaluating numerous opportunities over the year and found that Modine Performance Technologies fits this perfectly – complementary thermal management products in attractive markets we have been targeting.

How will Modine Performance Technologies be integrated into Gentherm once the transaction closes?

•	Modine Performance Technologies is currently part of Modine. Modine will separate Modine Performance Technologies into its own company, and that company will then combine with Gentherm.

•	Once the transaction is complete, we will continue to operate under the Gentherm name, and Bill Presley will continue to lead the company as CEO.

•	Our intent is to run Modine Performance Technologies as a division of Gentherm, where Jeremy Patten, the current President of that business will continue in his role.

•	The Modine Climate Solutions business that remains with Modine will transform into a pure-play climate solutions company.

•	Our goal will be to ensure each business is able to continue excelling at what they do best, while also allowing us to capture the exciting commercial opportunities this unlocks for us.

How does this accelerate our strategic trajectory? Why is it better to combine with Modine Performance Technologies rather than remaining a standalone company?

•	This transaction accelerates the execution of our strategic framework with the combined company increasing its presence across multiple attractive end markets to drive profitable growth.

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Together, we will further scale our thermal management solutions and expand our technologies and capabilities in precision flow management, building on the global leadership of Modine Performance Technologies in the commercial vehicle, heavy-duty equipment, and fast-growing power generation end markets.

•	Simply put, we can accomplish our goals faster than either company could achieve alone.

When do we expect the transaction to close?

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The transaction is expected to close in the fourth quarter of calendar year 2026, subject to receipt of Gentherm shareholder approval, the completion of SpinCo financing, a customary IRS tax ruling, and customary closing conditions, including required regulatory approvals and certain tax opinions.

What does this mean for me?

•	There are no changes to your day-to-day responsibilities. Gentherm will continue to execute our 2026 priorities.

•	Until the transaction closes, which is expected in the fourth quarter of calendar year 2026, both companies will continue to operate independently.

What is a Reverse Morris Trust?

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A Reverse Morris Trust, or RMT, is a type of transaction that allows Modine to separate Modine Performance Technologies and combine it with Gentherm in a way that is intended to be tax-free for Modine and Modine shareholders for U.S. federal income tax purposes.

Technology to the next degreeTM

•	The RMT structure enables Gentherm to use a combination of cash and stock to purchase the Modine Performance Technologies business.

•	This structure preserves value for both companies and their shareholders, and allows more resources to be invested in growth, innovation, and our people rather than going to taxes.

•	Once the transaction closes, Gentherm and Modine shareholders are expected to own 60% and 40% of the combined company, respectively.

Will there be layoffs or organizational structure updates?

•	This transaction is about growth, and we will need the best of both businesses to advance our ambitious goals and make this transaction a success.

•	Our intent is to run Modine Performance Technologies as a division of Gentherm where Jeremy Patten will continue in his role as President.

•	As we always communicate, in today’s rapidly changing business environment, we must regularly evaluate our organizational structure and operations to optimize efficiency.

•	These are things we will look at and determine if necessary.

•	Any meaningful changes would be deliberate, thoughtful, and we are committed to providing our employees with updates on our business as they are available.

Will employees of either company have to relocate?

•	Our headquarters will remain in Novi, Michigan, and the Racine Modine Performance Technologies office will remain an important location.

•	Any meaningful changes, if they occur, would be deliberate, thoughtful, and communicated clearly and in advance to the impacted parties.

Will any offices close?

•	This transaction is about growth, and we will need the best of both businesses to advance our ambitious goals and make this transaction a success.

•	In today’s rapidly changing business environment, we must regularly evaluate our organizational structure and operations to optimize efficiency.

•	As we begin to integrate the companies, these are things we will look at and determine if necessary.

•	Any meaningful changes, if they occur, would be deliberate, thoughtful, and communicated clearly and in advance to the impacted parties.

•	However, it is too early to speculate any such details at this time.

Will my benefits or compensation change due to this transaction?

•	No, we do not anticipate this transaction driving any significant changes to our total rewards philosophy, which drives our compensation and benefits programs.

•	Gentherm will continue to assess our relevant markets on an ongoing basis to deliver programs that motivate and retain our employees in the locations where we operate.

•	Any future changes would align with our total rewards philosophy and communicated transparently and with ample notice.

Will there be opportunities for growth and promotions?

•	As a larger company, we’re able to offer our employees a broader range of opportunities to develop their skills and advance their careers within our organization.

•	As we integrate and develop into one company, we plan to ensure we provide cross-segment opportunities to develop our collective culture and opportunities for our employees.

Technology to the next degreeTM

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There are significant product cross-selling and integration opportunities given the complementary overlap between Gentherm’s advanced product portfolio and technologies and Modine Performance Technologies’ mission-critical engineered solutions.

Can you share more about the integration plan, including timeline, milestones and how associates will be supported throughout?

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Our intent is to run Modine Performance Technologies as a division of Gentherm where Jeremy Patten will continue in his role as President, so the integration effort will be different than previous integrations.

•	The transaction is expected to close in the fourth quarter of calendar year 2026, subject to regulatory approvals, Gentherm shareholder approval, and other customary closing conditions.

•	Today’s announcement is just the first step in the process. It is too early to discuss specifics.

•	We went through a rigorous due diligence process, but it is too early to speculate on integration activities, such as IT integration, employee payroll and benefits, customer meetings, etc.

•	We are committed to keeping you informed throughout the process.

When can we begin working with the Modine Performance Technologies team?

•	Between sign and close, we are only allowed to do integration planning. This is a strict legal requirement.

•	If we need your support, we will ask for your assistance.

Can I reach out to my peers and get to know them?

•	No. Please wait for directed next steps.

•	We will curate introductions as needed.

•	We want to avoid business distractions and avoid legal challenges during the sign-to-close period.

What different functions can help with integration activities?

•	As mentioned, our intent is to run Modine Performance Technologies as a division of Gentherm.

•	As an example, there will be integration of activities, such as payroll, and we will enlist support from subject matter experts as needed.

Will there be leadership changes?

•	Upon closing, Bill Presley will continue his role as CEO of the combined organization.

•	Our intent is to run Modine Performance Technologies as a division of Gentherm, where Jeremy Patten, the current President of that business will continue in his role.

•	Importantly, until the transaction closes, both companies will continue to operate independently, and the existing leadership structures will remain in place.

What is Modine Performance Technologies’ culture like? Will this transaction change our culture and values?

•	Gentherm and Modine Performance Technologies have a shared culture of operational excellence and delivering essential technology solutions.

•	Building on our shared cultures of innovation and being people centered, this positions us to deliver differentiated solutions and enhance individual growth.

•	Put simply, our capabilities fit together and we believe that, as one company, we will be stronger than ever before.

•	We will benefit from Modine Performance Technologies’ well-established operating system and continuous improvement culture, alongside our culture of operational excellence.

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Together, we will be an essential technology provider in a broader set of end markets, each with positive growth outlooks and significant long-term tailwinds. We believe that we will have a stronger foundation with more balanced end-market exposure and ample opportunities for future growth.

•	We look forward to amplifying the strengths of both cultures.

Technology to the next degreeTM

How will this impact our customers/suppliers? When will they be alerted?

•	Our customer and supplier facing teams will have received materials to support their communications with their contacts.

•	Please direct customer and supplier questions or concerns to the respective customer and supplier business units/sales teams.

What does this mean for our medical business or recent work moving into adjacent end markets, like furniture?

•	We remain focused on accelerating growth in our medical business and adjacent end markets, like furniture, as a natural extension of our strategy.

•	This transaction accelerates our strategy of pushing our solutions into other end markets and opening new revenue streams while building on the expertise and platforms we already have.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between Modine, SpinCo and Gentherm (the “Proposed Transaction”), the parties intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including, among other filings, a registration statement on Form S-4 to be filed by Gentherm (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Gentherm and a definitive proxy statement/prospectus of Gentherm, the latter of which will be mailed to shareholders of Gentherm, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from Modine. INVESTORS AND SECURITY HOLDERS OF GENTHERM AND MODINE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GENTHERM, MODINE, SPINCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Gentherm, SpinCo or Modine through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Gentherm will be available free of charge on Gentherm’s website at ir.Gentherm.com under the tab “Financial Info” and under the heading “SEC Filings.” Copies of the documents filed with the SEC by Modine and SpinCo will be available free of charge on Modine’s website at investors.Modine.com under the tab “Financials” and under the heading “SEC Filings.”

Participants in the Solicitation

Gentherm, Modine and their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Gentherm stockholders in connection with the Proposed Transaction. Information about the directors and executive officers of Gentherm is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 19, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on March 27, 2025. To the extent holdings of Gentherm’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Gentherm and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction. Information about the directors and executive officers of Modine is set forth in its Annual Report on Form 10-K for the year ended March 31, 2025, which was filed with the SEC on May 21, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on July 9, 2025. To the extent holdings of Modine’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Gentherm’s website and Modine’s website as described above.

Technology to the next degreeTM

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Proposed Transaction among Gentherm, Modine and SpinCo. These forward-looking statements may be identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the Proposed Transaction, the ability of the parties to complete the Proposed Transaction, the expected benefits of the Proposed Transaction, including future financial and operating results, anticipated strategic benefits of the Proposed Transaction, the amount and timing of synergies from the Proposed Transaction, the tax consequences of the Proposed Transaction, the terms and scope of the expected financing in connection with the Proposed Transaction, the aggregate amount of indebtedness of the combined company following the closing of the Proposed Transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Gentherm’s and Modine’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Gentherm’s and Modine’s control. None of Gentherm, Modine, SpinCo or any of their respective directors, executive officers, advisors or representatives make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Gentherm, Modine or the combined business. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements, including developments that could have a material adverse effect on Gentherm’s and Modine’s businesses and the ability to successfully complete the Proposed Transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the Proposed Transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Proposed Transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of Gentherm may not be obtained; (2) the risk that the Proposed Transaction may not be completed on the terms or in the time frame expected by Gentherm, Modine and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the Proposed Transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the Proposed Transaction; (5) failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the Proposed Transaction or integrating the businesses of Gentherm and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the Proposed Transaction; (10) the risk that shareholder litigation in connection with the Proposed Transaction or other litigation, settlements or investigations may affect the timing or occurrence of the Proposed Transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies, including those policies with respect to tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the Proposed Transaction is not obtained; (15) the risk of greater than

Technology to the next degreeTM

expected difficulty in separating the business of SpinCo from the other businesses of Modine; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the Proposed Transaction, or other effects of the pendency of the Proposed Transaction on the relationship of any of the parties to the Proposed Transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Gentherm’s and Modine’s reports filed with the SEC, including Gentherm’s and Modine’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the Proposed Transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Gentherm, Modine or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.